United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ARKO Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

041242 108

(CUSIP Number)

December 22, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242 108	Schedule 13G	Page 1 of 14

1	Names of Reporting Persons GPM HP SCF Investor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 041242 108	Schedule 13G	Page 2 of 14

1	Names of Reporting Persons GPM HP SCF Member, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 041242 108	Schedule 13G	Page 3 of 14

1	Names of Reporting Persons Harvest Partners Structured Capital Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person PN

CUSIP No. 041242 108	Schedule 13G	Page 4 of 14

1	Names of Reporting Persons Harvest Associates SCF, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person PN

CUSIP No. 041242 108	Schedule 13G	Page 5 of 14

1	Names of Reporting Persons Harvest Associates SCF GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person PN

CUSIP No. 041242 108	Schedule 13G	Page 6 of 14

1	Names of Reporting Persons Harvest Partners Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 041242 108	Schedule 13G	Page 7 of 14

1	Names of Reporting Persons Harvest Capital Partners Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person PN

CUSIP No. 041242 108	Schedule 13G	Page 8 of 14

1	Names of Reporting Persons HP Holding, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 10,241,940
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,241,940

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,241,940
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 041242 108	Schedule 13G	Page 9 of 14

ITEM 1.	(a) Name of Issuer:

ARKO Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

650 Fifth Avenue, Floor 10, New York, NY 10019

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

1)	GPM HP SCF Investor, LLC

2)	GPM HP SCF Member, LLC

3)	Harvest Partners Structured Capital Fund, L.P.

4)	Harvest Associates SCF, L.P.

5)	Harvest Associates SCF GP, L.P.

6)	Harvest Partners Holdings, LLC

7)	Harvest Capital Partners Holdings, L.P.

8)	HP Holding, L.L.C.

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Harvest Partners, LP, 280 Park Avenue, 26th Floor West, New York, NY, 10017.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

041242 108

ITEM 3.

Not applicable.

CUSIP No. 041242 108	Schedule 13G	Page 10 of 14

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership based upon 124,131,655 shares of Common Stock outstanding as of December 22, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GPM HP SCF Investor, LLC	10,241,940	8.3%	0	10,241,940	0	10,241,940
GPM HP SCF Member, LLC	10,241,940	8.3%	0	10,241,940	0	10,241,940
Harvest Partners Structured Capital Fund, L.P.	10,241,940	8.3%	0	10,241,940	0	10,241,940
Harvest Associates SCF, L.P.	10,241,940	8.3%	0	10,241,940	0	10,241,940
Harvest Associates SCF GP, L.P.	10,241,940	8.3%	0	10,241,940	0	10,241,940
Harvest Partners Holdings, LLC	10,241,940	8.3%	0	10,241,940	0	10,241,940
Harvest Capital Partners Holdings, L.P.	10,241,940	8.3%	0	10,241,940	0	10,241,940
HP Holding, L.L.C.	10,241,940	8.3%	0	10,241,940	0	10,241,940

GPM HP SCF Investor, LLC is the record holder of the shares of Common Stock reported herein.

HP Holding, L.L.C. is the general partner of Harvest Capital Partners Holdings, L.P., which is the managing member of Harvest Partners Holdings, LLC, which is the general partner of Harvest Associates SCF GP, L.P., which is the general partner of Harvest Associates SCF, L.P., which is the general partner of Harvest Partners Structured Capital Fund, L.P., which is the managing member of GPM HP SCF Member, LLC, which is the managing member of GPM HP SCF Investor, LLC. HP Holding, L.L.C. is controlled by its voting members Michael DeFlorio, John Wilkins, Ira Kleinman, Thomas Arenz and Stephen Eisenstein. Accordingly, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by GPM HP SCF Investor, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 041242 108	Schedule 13G	Page 11 of 14

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 041242 108	Schedule 13G	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2021

GPM HP SCF INVESTOR, LLC
By:	GPM HP SCF MEMBER, LLC, its sole member
By:	Harvest Partners Structured Capital Fund, L.P., its managing member
By:	Harvest Partners Associates SCF, L.P., its general partner

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

GPM HP SCF MEMBER, LLC
By:	Harvest Partners Structured Capital Fund, L.P., its managing member
By:	Harvest Partners Associates SCF, L.P., its general partner

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

HARVEST PARTNERS STRUCTURED CAPITAL FUND, L.P.
By:	Harvest Associates SCF, L.P., its general partner
By:	Harvest Associates SCF GP, L.P., its general partner

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

CUSIP No. 041242 108	Schedule 13G	Page 13 of 14

HARVEST ASSOCIATES SCF, L.P.

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

HARVEST ASSOCIATES SCF GP, L.P.
By:	Harvest Partners Holdings, LLC, its general partner

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

HARVEST PARTNERS HOLDINGS, LLC

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

HARVEST CAPITAL PARTNERS HOLDINGS, L.P.
By:	HP Holding, L.L.C., its general partner

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

HP HOLDING, L.L.C.

By:	/s/ Michael DeFlorio
Name:	Michael DeFlorio
Title:	Authorized Signatory

CUSIP No. 041242 108	Schedule 13G	Page 14 of 14

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement.